Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 15 DATED NOVEMBER 16, 2015
TO THE PROSPECTUS DATED APRIL 2, 2015
This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2015, as supplemented by Supplement No. 1 dated April 2, 2015, Supplement No. 2 dated May 4, 2015, Supplement No. 3 dated May 19, 2015, Supplement No. 4 dated June 3, 2015, Supplement No. 5 dated July 2, 2015, Supplement No. 6 dated August 3, 2015, Supplement No. 7 dated August 6, 2015, Supplement No. 8 dated August 14, 2015, Supplement No. 9 dated September 1, 2015, Supplement No. 10 dated September 30, 2015, Supplement No. 11 dated October 2, 2015, Supplement No. 12 dated October 23, 2015, Supplement No. 13 dated November 2, 2015 and Supplement No. 14 dated November 12, 2015. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose that we have terminated the wholesaling agreement with the wholesaler and to update the disclosure in our prospectus and risk factors accordingly.
Updates to the Prospectus
The following information should be read in conjunction with, and updates and supplements as appropriate, the disclosures contained in our prospectus regarding the wholesaler, particularly the disclosures contained in the “Prospectus Summary,” “Management” and “Plan of Distribution” sections of our prospectus.
On November 14, 2015, we and our operating partnership provided notice of termination of the wholesaling agreement by and among our company, our operating partnership, the dealer manager and the wholesaler. Under the wholesaling agreement, Realty Capital Securities, LLC served as the dealer manager’s distribution agent to assist the dealer manager with recruiting participating broker-dealers for the sale of our common stock in our offering; providing training and education to the participating broker-dealers; administering the due diligence process and approval of the offering by participating broker-dealers; and providing marketing, sales and other support as necessary. The termination is effective November 24, 2015. The dealer manager and Strategic Capital Advisory Services, LLC will continue to serve in their roles under their agreements with us and our advisor, respectively.

Updates to our Risk Factors
The following risk factors replace and update the second and third risk factors on page 40 of our prospectus.
The success of our continuous public offering is dependent, in part, on the ability of the dealer manager to retain key employees and to successfully operate and maintain a network of participating broker-dealers.
Our continuous public offering is being conducted on a “best efforts” basis by SC Distributors, LLC, the dealer manager. The success of our offering and our ability to implement our business strategy is dependent upon the ability of the dealer manager to retain key employees and to operate and maintain a network of participating broker-dealers. If the dealer manager is unable to retain qualified employees or build and maintain a sufficient network of participating broker-dealers to distribute shares in our offering, we may not be able to raise adequate proceeds through our offering to implement our investment strategy. In addition, the dealer manager currently serves as dealer manager for other issuers. As a result, the dealer manager may experience conflicts of interest in allocating its time between our offering and such other issuers, which could adversely affect our ability to raise adequate proceeds through our offering and implement our investment strategy.
VEREIT, Inc., formerly known as American Realty Capital Properties, Inc., or VEREIT, a publicly-traded real estate investment trust, made disclosures regarding accounting errors in October 2014. These errors have led to at least one pending regulatory investigation against Realty Capital Securities, LLC, or RCS, and RCS Capital Corporation, or RCAP, the parent of each of the dealer manager, RCS and SCAS, and at least one pending class-action stockholder lawsuit against RCAP. Separately, RCAP made disclosures acknowledging a complaint filed by the Massachusetts Securities Division of the Commonwealth of Massachusetts, or the Massachusetts Securities Devision, and the resulting investigation. These investigations and lawsuits may impact the ability of RCAP’s subsidiaries, including the dealer manager, to distribute our shares in our public offering and may result in the suspension of agreements with participating broker-dealers engaged in distributing our offering.
On October 29, 2014, VEREIT announced that its financial statements and other financial communications for certain periods should no longer be relied upon after discovering that employees “intentionally made” accounting mistakes which caused VEREIT to understate net losses during the first half of 2014. The SEC and the Federal Bureau of Investigation have announced that they have each opened criminal investigations into VEREIT’s accounting practices, in conjunction with an investigation by the U.S. Attorney’s Office for the Southern District of New York. In addition, the Massachusetts Securities Division has announced an ongoing investigation into RCAP and RCS, among others. RCAP is also the defendant in at least one class-action stockholder lawsuit.
On November 12, 2015, the Massachusetts Securities Division filed a complaint against RCS alleging that RCS fraudulently fabricated shareholder proxy votes. Our proxy voting process for all past annual meetings of shareholders has been conducted by a third-party firm completely separate and independent of RCS and RCAP.
The lawsuit against RCAP and the regulatory investigations into RCAP and RCS may impact the ability of RCAP’s subsidiaries, including the dealer manager, to perform its contractual obligations to us related to the distribution of our shares in our offering. If the issues described above have an adverse impact upon the operations and financial condition of RCAP, and as a consequence upon the operations and financial condition of the dealer manager, it could adversely affect our ability to raise adequate proceeds through our public offering and implement our investment strategy. In addition, participating broker-dealers could determine to suspend participation in our offering, which would make it more difficult for us to raise sufficient capital to meet our investment objectives and achieve a diversified portfolio.

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